CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in the Provident Energy Trust's Annual Report on Form 40-F for the year ended December 31, 2004 of our report dated March 26, 2004, relating to the consolidated financial statements Breitburn Energy Company LLC, which appears in such Annual Report.

/s/ PricewaterhouseCoopers

Los Angeles, California
March 26, 2004